Exhibit 4.1

CERTIFICATE OF DESIGNATIONS
OF
7.00% PERPETUAL NON-CUMULATIVE PREFERENCE SHARES, SERIES E
OF
ENSTAR GROUP LIMITED

Enstar Group Limited, a Bermuda exempted company (the “Company”), HEREBY CERTIFIES that, pursuant to the authority contained in its Fourth Amended and Restated Bye-Laws (as amended and restated from time to time, the “Bye-Laws”) and to resolutions of the board of directors of the Company (the “Board of Directors”) adopted on November 7, 2018, the creation of the series of 7.00% Perpetual Non-Cumulative Preference Shares, Series E, US$1.00 par value per share, US$25,000 liquidation preference per share (the “Series E Preference Shares”), was authorized and the designation, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series E Preference Shares, in addition to those set forth in the Bye-Laws of the Company, were fixed as follows:
SECTION 1. DESIGNATION. The distinctive serial designation of the Series E Preference Shares is “7.00% Perpetual Non-Cumulative Preference Shares, Series E.” Each Series E Preference Share shall be identical in all respects to every other Series E Preference Share, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) herein.
SECTION 2. NUMBER OF SHARES. The authorized number of Series E Preference Shares shall be shall be 5,060. Series E Preference Shares that are redeemed, purchased or otherwise acquired by the Company shall have the status of authorized but unissued shares of the Company, without designation as to class or series.
SECTION 3. DEFINITIONS. As used herein with respect to Series E Preference Shares:
(a)     “additional amounts” has the meaning specified in Section 5(a).
(b)    “BMA” means the Bermuda Monetary Authority.
(c)    “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.
(d)    “Capital Adequacy Regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital or eligible capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).
(e)    “Capital Disqualification Event” means that the Series E Preference Shares do not qualify, in whole or in part (including as a result of any transitional or grandfathering provisions), for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any subsidiary thereof, where subdivided into tiers, as Tier 2 capital securities under then-applicable Capital Adequacy Regulations imposed upon the Company by the BMA (or any successor agency or then-applicable regulatory authority) which would include, without limitation, the ECR, except as a result of any applicable limitation on the amount of such capital.
(f)    “Certificate of Designations” means this Certificate of Designations relating to the Series E Preference Shares, as it may be amended from time to time.
(g)    “Change in Tax Law” has the meaning specified in Section 7(d).
(h)    “Companies Act” means the Companies Act 1981 of Bermuda, as amended.
(i)    “Dividend Payment Date” has the meaning specified in Section 4(a).
(j)    “Dividend Period” has the meaning specified in Section 4(a).
(k)    “Dividend Record Date” has the meaning specified in Section 4(a).
(l)    “DTC” means The Depository Trust Company, together with its successors and assigns.
(m)    “ECR” means the BMA’s Enhanced Capital Requirements (as defined in the Capital Adequacy Regulations).
(n)    “Insurance Act” means the Insurance Act 1978 of Bermuda, as amended.
(o)    “Issue Date” means November 21, 2018, the original date of issuance of the Series E Preference Shares.
(p)    “Junior Shares” means any class or series of shares of the Company that ranks junior to the Series E Preference Shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company. As of the Issue Date, Junior Shares consist of the Series C Preferred Shares, the Non-Voting Convertible Ordinary Shares and the Ordinary Shares.
(q)    “Liquidation Preference” has the meaning specified in Section 6(b).
(r)    “Nonpayment Event” has the meaning specified in Section 9(b).
(s)    “Non-Voting Convertible Ordinary Shares” means the non-voting convertible ordinary shares, par value US$1.00 per share, of the Company.
(t)    “Ordinary Shares” means the ordinary shares, par value US$1.00 per share, of the Company.
(u)    “Parity Shares” means any class or series of shares of the Company that ranks equally with the Series E Preference Shares as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution or winding-up of the Company. As of the Issue Date, Parity Shares consist of the Series D Preference Shares.
(v)    “Preference Shares” means any and all series of preference shares of the Company, including the Series C Preferred Shares, the Series D Preference Shares and the Series E Preference Shares.

(w)    “Preference Shares Directors” has the meaning specified in Section 9(b).
(x)    “Rating Agency” means a nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the U.S. Securities Exchange Act of 1934, as amended, that publishes a rating for the Company.
(y)    “Rating Agency Event” has the meaning specified in Section 7(e).
(z)    “Redemption Date” means any date fixed for redemption in accordance with Section 7.
(aa)    “Redemption Requirements” has the meaning specified in Section 7(b).
(bb)    “Relevant Date” has the meaning specified in Section 5(b)(i).
(cc)    “Relevant Taxing Jurisdiction” has the meaning specified in Section 7(d).
(dd)    “Senior Shares” means any class or series of shares of the Company that ranks senior to the Series E Preference Shares as to the payment of dividends or as to the distribution of assets on any liquidation, dissolution or winding-up of the Company. As of the Issue Date, there are no Senior Shares outstanding.
(ee)    “Series C Preferred Shares” means the Company’s Series C Participating Non-Voting Perpetual Preferred Stock, US$1.00 par value per share and US$0.01 liquidation preference per share.
(ff)    “Series D Preference Shares” means the Company’s 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series D.
(gg)    “Series E Preference Shares” has the meaning specified in the preamble.
(hh)    “Successor Company” means an entity formed by a consolidation, merger, amalgamation or other similar transaction involving the Company or an entity to which the Company conveys, transfers or leases substantially all its properties and assets.
(ii)    “Tax Event” has the meaning specified in Section 7(d).
(jj)    “Voting Preference Shares” means any other class or series of Preference Shares ranking equally with the Series E Preference Shares with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company and upon which like voting rights have been conferred and are exercisable. As of the Issue Date, Voting Preference Shares consist of the Series D Preference Shares.
SECTION 4. DIVIDENDS.
(a)    RATE AND PAYMENT OF DIVIDENDS. The holders of Series E Preference Shares shall be entitled to receive, only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of available funds for the payment of dividends under Bermuda law, non-cumulative cash dividends from, and including, the Issue Date, quarterly in arrears, on the 1st day of March, June, September and December of each year (each, a “Dividend Payment Date”), commencing on March 1, 2019; provided that, if any Dividend Payment Date falls on a day that is not a Business Day, such dividend shall instead be payable on (and no additional dividends shall accrue on the amount so payable from such date to) the first Business Day following such Dividend Payment Date.
To the extent declared, dividends shall accumulate, with respect to each Dividend Period, in an amount per Series E Preference Share equal to 7.00% of the Liquidation Preference per share per annum. Dividends payable on the Series E Preference Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months with respect to a full Dividend Period, and on the basis of the actual number of days elapsed during such Dividend Period with respect to a Dividend Period other than a full Dividend Period.
Dividends, if so declared, that are payable on Series E Preference Shares on any Dividend Payment Date shall be payable to holders of record of Series E Preference Shares as they appear on the register of members of the Company at 5:00 p.m. (New York City time) on the applicable record date, which shall be the 15th day of February, May, August or November, as applicable, immediately preceding such Dividend Payment Date, or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.
Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Issue Date, provided that, for any Series E Preference Shares issued after the Issue Date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall determine and publicly disclose at the time such additional shares are issued) and shall end on and include the calendar day preceding the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).
Dividends on the Series E Preference Shares shall be non-cumulative. Accordingly, if the Board of Directors or a duly authorized committee of the Board of Directors does not authorize and declare a dividend on the Series E Preference Shares for any Dividend Period on or before the Dividend Payment Date for such Dividend Period, in full or otherwise, then such undeclared dividends shall not cumulate and shall not accrue and shall not be payable, and the Company shall have no obligation to pay such undeclared dividends for the applicable Dividend Period on the related Dividend Payment Date or at any future time or to pay interest with respect to such dividends, whether or not dividends are declared for any future Dividend Period on Series E Preference Shares.
Holders of Series E Preference Shares shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series E Preference Shares as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).
(b)    PRIORITY OF DIVIDENDS. So long as any Series E Preference Shares remain outstanding, unless the full dividend for the last completed Dividend Period on all outstanding Series E Preference Shares and all Parity Shares has been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (i) no dividend shall be declared or paid on the Ordinary Shares or any other Junior Shares or any Parity Shares (except in the case of the Parity Shares, on a pro rata basis with the Series E Preference Shares as described below), other than a dividend payable solely in Ordinary Shares or in other Junior Shares or (solely in the case of Parity Shares) in other Parity Shares, as applicable, and (ii) no Ordinary Shares or other Junior Shares or Parity Shares shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (A) as a result of a reclassification of Junior Shares for or into other Junior Shares, or a reclassification of Parity Shares for or into other Parity Shares, or the exchange or conversion of one Junior Share for or into another Junior Share or the exchange or conversion of one Parity Share for or into another Parity Share, (B) through the use of the proceeds of a substantially contemporaneous sale of Junior Shares or (solely in the case of Parity Shares) other Parity Shares, as applicable and (C) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) on the Series E Preference Shares and any Parity Shares, all dividends declared by the Board of Directors or a duly authorized committee thereof on the Series E Preference Shares and all such Parity Shares and payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be paid pro rata in accordance with the respective aggregate liquidation preference of the Series E Preference Shares and any Parity Shares so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per Series E Preference Share and all Parity Shares payable on such Dividend Payment Date (or, in the case of Parity Shares having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other.
(c)    RESTRICTIONS ON PAYMENT OF DIVIDENDS. Pursuant to and subject to the Companies Act, the Company may not lawfully declare or pay a dividend if the Company has reasonable grounds for believing that the Company is, or would after payment of the dividend be, unable to pay its liabilities as they become due, or that the realizable value of the Company’s assets would, after payment of the dividend, be less than the aggregate value of the Company’s liabilities, issued share capital and share premium accounts. No dividend shall be paid if the Company is or would after such dividend be in breach of the ECR or eligible capital requirements contained within the Insurance Act and applicable rules and regulations thereunder as may from time to time be issued by the BMA (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act or any successor legislation.
SECTION 5. PAYMENT OF ADDITIONAL AMOUNTS.
(a)    The Company shall make all payments on the Series E Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company shall, subject to certain limitations and exceptions described below, pay to the holders of the Series E Preference Shares such additional amounts (the “additional amounts”) as dividends as may be necessary so that every net payment made to such holders, after such withholding or deduction (including any such withholding or deduction from such additional amounts), shall be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.
(b)    The Company shall not be required to pay any additional amounts for or on account of:
(i)    any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series E Preference Shares or any Series E Preference Shares presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the holders of the Series E Preference Shares;
(ii)    any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or of any dividends on the Series E Preference Shares;
(iii)    any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series E Preference Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;
(iv)    any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (or any Treasury regulations or other administrative guidance thereunder); or
(v)    any combination of items (i), (ii), (iii) and (iv).
(c)    In addition, the Company shall not pay additional amounts with respect to any payment on any such Series E Preference Shares to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series E Preference Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series E Preference Shares.
SECTION 6. LIQUIDATION RIGHTS.
(a)    VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Series E Preference Shares shall be entitled to receive, out of the assets of the Company available for distribution to shareholders of the Company, after satisfaction of all liabilities and obligations to creditors of the Company, if any, but before any distribution of such assets is made to the holders of Ordinary Shares and any other Junior Shares, a liquidating distribution in the amount equal to US$25,000 per Series E Preference Share, plus declared and unpaid dividends, if any, to the date fixed for distribution.
(b)    PARTIAL PAYMENT. If in any distribution described in Section 6(a) above, the assets of the Company are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series E Preference Shares and all holders of any Parity Shares, the amounts paid to the holders of Series E Preference Shares and to the holders of all such other Parity Shares shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series E Preference Shares and the holders of all such other Parity Shares, but only to the extent the Company has assets available after satisfaction of all liabilities to creditors. In any such distribution, the “Liquidation Preference” of any holder of Series E Preference Shares or Parity Shares of the Company shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the

Company available for such distribution), including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends, whether or not declared, in the case of any holder of shares on which dividends accrue on a cumulative basis).
(c)    RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series E Preference Shares and any holders of Parity Shares, the holders of other shares of the Company shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.
(d)    CONTRACTUAL SUBORDINATION. The Series E Preference Shares shall be contractually subordinated in right of payment to all obligations of the Company’s subsidiaries including all existing and future policyholders’ obligations of such subsidiaries.
(e)    MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the consolidation, amalgamation, merger, arrangement, reincorporation, de-registration, reconstruction or other similar transaction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding-up.
SECTION 7. OPTIONAL REDEMPTION.
(a)    REDEMPTION AFTER March 1, 2024.
The Series E Preference Shares may not be redeemed by the Company prior to March 1, 2024, subject to the exceptions set forth in Sections 7(b), (c), (d) and (e) herein. On and after March 1, 2024, the Company may redeem, in whole or from time to time in part, the Series E Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per share, plus declared and unpaid dividends, if any, to but excluding the Redemption Date, without interest on such unpaid dividends.
(b)    VOTING EVENT. The Company may redeem all but not less than all of the Series E Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to $26,000 per share, plus all declared and unpaid dividends, if any, to but excluding the Redemption Date, without interest on such unpaid dividends, if at any time prior to March 1, 2024 the Company (i) submits to the holders of Ordinary Shares a proposal for an amalgamation, consolidation, merger, scheme of arrangement, reconstruction, reincorporation, de-registration (including de-registration under the U.S. Securities Exchange Act of 1934, as amended) or any other similar transaction involving the Company that requires, or (ii) submits any proposal for any other matter that (as a result of any change in Bermuda law after November 14, 2018, whether by enactment or official interpretation) requires, in either case, a vote of the holders of the Series E Preference Shares at the time outstanding, voting separately as a single class (alone or with one or more other classes or series of Preference Shares); provided that no redemption may occur prior to March 1, 2024 pursuant to this Section 7(b) unless (A) the Company has sufficient funds in order to meet the BMA’s ECR and the BMA (or its successor, if any) approves of the redemption or (B) the Company replaces the capital represented by the Series E Preference Shares with capital having equal or better capital treatment as the Series E Preference Shares under the ECR (the conditions described in clauses (A) and (B) above, the “Redemption Requirements”).
(c)    CAPITAL DISQUALIFICATION EVENT. The Company may redeem, in whole or in part, the Series E Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per share, plus all declared and unpaid dividends, if any, to but excluding the Redemption Date, without interest on such unpaid dividends, at any time within 90 days following the occurrence of the date on which the Company has reasonably determined that, as a result of (i) any amendment to, or change in, the laws or regulations of Bermuda that is enacted or becomes effective after the initial issuance of the Series E Preference Shares, (ii) any proposed amendment to, or change in, the laws or regulations of Bermuda that is announced or becomes effective after the initial issuance of the Series E Preference Shares or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying the laws or regulations of Bermuda that is announced after the initial issuance of the Series E Preference Shares, a Capital Disqualification Event has occurred; provided that no redemption may occur prior to March 1, 2024 pursuant to this Section 7(c) unless one of the Redemption Requirements is met; provided, further that any redemption in part may only be made if (x) the Company has reasonably determined that the portion of the Series E Preference Shares to be redeemed is the subject of the Capital Disqualification Event and (y) after giving effect to such redemption, the Company has reasonably determined that a Capital Disqualification Event will not exist with respect to the then-outstanding Series E Preference Shares and such redemption will not result in the suspension or removal of the depositary shares representing the Series E Preference Shares from listing on the NASDAQ Global Select Market.
(d)    CHANGE IN TAX LAW. The Company may redeem all but not less than all of the Series E Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per share, plus all declared and unpaid dividends, if any, to but excluding the Redemption Date, without interest on such unpaid dividends, if as a result of a Change in Tax Law there is, in the Company’s reasonable determination, a substantial probability that the Company or any Successor Company would become obligated to pay additional amounts on the next succeeding Dividend Payment Date with respect to the Series E Preference Shares and the payment of those additional amounts could not be avoided by the use of any reasonable measures available to the Company or any Successor Company (a “Tax Event”); provided that no redemption may occur prior to March 1, 2024 pursuant to this Section 7(d) unless one of the Redemption Requirements is met. As used herein, “Change in Tax Law” means (i) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party or (iv) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case described in clauses (i) - (iv) above, occurring after November 14, 2018; provided that in the case of a Relevant Taxing Jurisdiction other than Bermuda in which a Successor Company is organized, such Change in Tax Law must occur after the date on which the Company consolidates, merges or amalgamates (or engages in a similar transaction) with the Successor Company, or conveys, transfers or leases substantially all of its properties and assets to the Successor Company, as applicable. As used herein, “Relevant Taxing Jurisdiction” means (A) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (B) any jurisdiction from or through which the Company or its dividend disbursing agent is making payments on the Series E Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (C) any other jurisdiction in which the Company or any Successor Company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax. Prior to any redemption upon a Tax Event, the Company shall file with its corporate records and deliver to the transfer agent for the Series E Preference Shares a certificate signed by one of the Company’s officers confirming that a Tax Event has occurred and is continuing (as reasonably determined by the Company). The Company shall include a copy of this certificate with any notice of such redemption.
(e)    RATING AGENCY EVENT. The Company may redeem all but not less than all of the Series E Preference Shares, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,500 per share, plus all declared and unpaid dividends, if any, to but excluding the Redemption Date, without interest on such unpaid dividends, at any time within 90 days after a Rating Agency amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series E Preference Shares, which amendment, clarification or change results in a Rating Agency Event; provided that no redemption may occur prior to March 1, 2024 pursuant to this Section 7(e) unless one of the Redemption Requirements is met. As used herein, “Rating Agency Event” means:
(i)    the shortening of the length of time the Series E Preference Shares are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series E Preference Shares; or
(ii)    the lowering of the equity credit (including up to a lesser amount) assigned to the Series E Preference Shares by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series E Preference Shares.
(f)    NO SINKING FUND. The Series E Preference Shares shall not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series E Preference Shares shall have no right to require redemption, repurchase or retirement of any Series E Preference Shares.
(g)    PROCEDURES FOR REDEMPTION. The redemption price for any Series E Preference Shares shall be payable on the Redemption Date to the holder of such shares against book-entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 herein. Prior to delivering notice of redemption as provided below, the Company shall file with its corporate records a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under the Companies Act relating to the Series E Preference Shares, and stating that there are reasonable grounds for believing that the Company is, and after the redemption will be, able to pay its liabilities as they become due and that the redemption will not render the Company insolvent or cause it to breach any provision of applicable Bermuda law or regulation. The Company shall mail a copy of this certificate with the notice of any redemption.
(h)    NOTICE OF REDEMPTION. Notice of every redemption of Series E Preference Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the share register of the Company. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Series E Preference Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series E Preference Shares. Notwithstanding the foregoing, if the Series E Preference Shares or any depositary shares representing interests in the Series E Preference Shares are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series E Preference Shares at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (i) the Redemption Date; (ii) the number of Series E Preference Shares to be redeemed and, if less than all the Series E Preference Shares held by such holder are to be redeemed, the number of such Series E Preference Shares to be redeemed from such holder; (iii) the redemption price; and (iv) that the Series E Preference Shares should be delivered via book-entry transfer or the place or places where certificates, if any, for such Series E Preference Shares are to be surrendered for payment of the redemption price.
(i)    PARTIAL REDEMPTION. In case of any redemption of only part of the Series E Preference Shares at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable provided that such methodology is consistent with applicable securities exchange rules. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Series E Preference Shares shall be redeemed from time to time.

(j)    EFFECTIVENESS OF REDEMPTION. If notice of redemption has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for the redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Series E Preference Shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that shares so called for redemption have not been surrendered for cancellation or transferred via book-entry, on and after the Redemption Date, no further dividends shall be declared on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.
(k)    RESTRICTIONS ON REDEMPTION. Under Bermuda law, the Company may not lawfully redeem Preference Shares (including the Series E Preference Shares) at any time if the Company has reasonable grounds for believing that the Company is or would after the redemption be unable to pay its liabilities as they become due. Preference Shares (including the Series E Preference Shares) may not be redeemed except out of the capital paid up thereon, out of funds of the Company that would otherwise be available for dividends or distributions or out of the proceeds of a new issue of shares made for the purpose of the redemption or purchase. The premium, if any, payable on redemption or purchase must be provided for out of funds of the Company that would otherwise be available for dividend or distribution or out of the Company’s share premium account before the Preference Shares are redeemed or purchased. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of the Company’s assets would thereby be less than the aggregate of the Company’s liabilities, issued share capital and share premium accounts. Preference Shares also may not be redeemed if as a result of the redemption, the Company’s issued share capital would be reduced below the minimum subscribed share capital of $12,000 specified in the Company’s memorandum of association or if the Company is or would after such redemption be in breach of the ECR or eligible capital requirements contained within the Insurance Act and applicable rules and regulations thereunder as may from time to time be issued by the BMA (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act or any successor legislation.
SECTION 8. SUBSTITUTION OR VARIATION
(a)    At any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Series E Preference Shares, vary the terms of the Series E Preference Shares such that they remain securities, or exchange the Series E Preference Shares with new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any Successor Company would be required to pay any additional amounts with respect to the Series E Preference Shares as a result of a Change in Tax Law or (ii) in the case of a Capital Disqualification Event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, qualify as Tier 2 capital securities under then-applicable Capital Adequacy Regulations imposed upon the Company by the BMA (or any successor agency or then-applicable regulatory authority) which would include, without limitation, the ECR. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series E Preference Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, dividend payable on, the Redemption Dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series E Preference Shares, reduce the liquidation preference thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Series E Preference Shares, or change the foregoing list of items that may not be so amended as part of such variation or exchange. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designations), but unpaid with respect to such holder’s securities.
(b)    Prior to any variation or exchange, the Company shall be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Series E Preference Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such variation or exchange and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation or exchange not occurred.
(c)    Any variation or exchange of the Series E Preference Shares described above shall be made after notice is given to the holders of the Series E Preference Shares not less than 30 days nor more than 60 days prior to the date fixed for variation or exchange, as applicable.
SECTION 9. VOTING RIGHTS.
(a)    GENERAL. The holders of Series E Preference Shares shall not have any voting rights except as set forth below or as otherwise from time to time required by law. On any item on which the holders of Series E Preference Shares are entitled to vote, such holders shall be entitled to one vote for each Series E Preference Share held.
(b)    RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. If and whenever dividends on any Series E Preference Shares have not been declared and paid for the equivalent of six or more Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the holders of Series E Preference Shares, voting together as a single class with the holders of any and all Voting Preference Shares then outstanding, shall be entitled to vote for the election of a total of two additional directors to the Board of Directors (the “Preference Shares Directors”); provided that it shall be a qualification for election for any such Preference Shares Director that the election of such director shall not cause the Company to violate the corporate governance requirements of the U.S. Securities and Exchange Commission or the NASDAQ Global Select Market (or any other securities exchange or other trading facility on which securities of the Company may then be listed or traded) that listed or traded companies must have a majority of independent directors. The Company shall use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effectuate such right. Each Preference Shares Director shall be added to an already existing class of directors.
In the event that the holders of the Series E Preference Shares, and any such other holders of Voting Preference Shares, shall be entitled to vote for the election of the Preference Shares Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special general meeting, or at any annual general meeting of shareholders, and thereafter at the annual general meeting of shareholders. At any time when such special voting power has vested in the holders of any of the Series E Preference Shares and any such other holders of Voting Preference Shares as described above, the chief executive officer of the Company shall, upon the written request of the holders of record of at least 10% of the Series E Preference Shares and Voting Preference Shares (taken together as a single class) then outstanding addressed to the secretary of the Company, call a special general meeting of the holders of the Series E Preference Shares and Voting Preference Shares for the purpose of electing directors. Such meeting shall be held at the earliest practicable date in such place as may be designated pursuant to the Bye-Laws (or if there be no designation, at the Company’s principal office in Bermuda). If such meeting shall not be called by the Company’s proper officers within 20 days after the Company’s secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Company’s secretary at the Company’s principal office, then the holders of record of at least 10% of the Series E Preference Shares and Voting Preference Shares (taken together as a single class) then outstanding may designate in writing one such holder to call such meeting at the Company’s expense, and such meeting may be called by such holder so designated upon the notice required for annual general meetings of shareholders and shall be held in Bermuda, unless the Company otherwise designates. Any holder of the Series E Preference Shares or Voting Preference Shares so designated shall have access to the Company’s register of members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special general meeting shall be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders.
At any annual or special general meeting at which the holders of the Series E Preference Shares and any such other holders of Voting Preference Shares shall be entitled to vote, voting together as a single class, for the election of the Preference Shares Directors following a Nonpayment Event, the presence, in person or by proxy, of the holders of 50% of such Series E Preference Shares and Voting Preference Shares (taken together as a single class) shall be required to constitute a quorum of the Series E Preference Shares for the election of any Preference Shares Director. At any such meeting or adjournment thereof, the absence of a quorum of the Series E Preference Shares and Voting Preference Shares shall not prevent the election of directors other than those to be elected by the Series E Preference Shares and Voting Preference Shares, voting together as a single class, and the absence of a quorum for the election of such other directors shall not prevent the election of the directors to be elected by the Series E Preference Shares and Voting Preference Shares, voting together as a single class.
The Preference Shares Directors so elected by the holders of the Series E Preference Shares and Voting Preference Shares shall continue in office (i) until their successors, if any, are elected by such holders or (ii) unless required by applicable law to continue in office for a longer period, until termination of the right of the holders of the Series E Preference Shares and any other Voting Preference Shares to vote as a class for directors, if earlier. If and to the extent permitted by applicable law, immediately upon any termination of the right of the holders of the Series E Preference Shares and Voting Preference Shares to vote together as a single class for directors as provided herein, the terms of office of the directors then in office so elected by the holders of the Series E Preference Shares and Voting Preference Shares shall terminate.
When dividends have been paid (or declared and a sum sufficient for such payment set aside) in full on the Series E Preference Shares for at least four Dividend Periods, whether or not consecutive, after a Nonpayment Event, then the holders of Series E Preference Shares shall be divested of the right to elect the Preference Shares Directors (subject to revesting of such voting rights in the event of each subsequent Nonpayment Event pursuant to this Section 9) and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero, and if and when the rights of holders of Voting Preference Shares to elect the Preference Shares Directors shall have ceased, the terms of office of all the Preference Shares Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically be reduced accordingly. For purposes of determining whether dividends have been paid for four Dividend Periods following a Nonpayment Event, the Company may take account of any dividend it elects to pay for such a Dividend Period after the Dividend Payment Date for the Dividend Payment Period has passed.
Any Preference Shares Director may be removed at any time without cause by the holders of record of a majority of the aggregate voting power, as determined under the Bye-Laws, of Series E Preference Shares and Voting Preference Shares then outstanding (voting together as a single class) when they have the voting rights described above. Until the right of the holders of Series E Preference Shares and any Voting Preference Shares to elect the Preference Shares Directors shall cease, any vacancy in the office of a Preference Shares Director (other than prior to the initial election of Preference Shares Directors after a Nonpayment Event) may be filled by the written consent of the Preference Shares Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series E Preference Shares and any Voting Preference Shares (voting together as a single class) when they have the voting rights described above. Any such vote of holders of Series E Preference Shares and Voting Preference Shares to remove, or to fill a vacancy in the office of, a Preference Shares Director may be taken only at a special meeting of such shareholders, called as provided above for an initial election of Preference Shares Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special general meeting of the shareholders of the Company, in which event such election shall be held at such next annual or special general meeting of shareholders). The Preference Shares Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote, unless otherwise adjusted pursuant to the Bye-Laws. Each Preference Shares Director elected at any special general meeting of shareholders of the Company or by written consent of the other Preference Shares Director shall hold office until the next annual general meeting of the shareholders of the Company if such office shall not have previously terminated as above provided.
(c)    VARIATION OF RIGHTS. Other than as provided for in Section 8(a) herein (which permits certain variations without consent by the holders of the Series E Preference Shares), any or all of the special rights of the Series E Preference Shares may be altered or abrogated with the consent in writing of the holders of not less than three-quarters of the issued Series E Preference Shares or with the sanction of a special resolution approved by at least a majority of the votes cast by the holders of the Series E Preference Shares at a separate general meeting in accordance with Section 47(7) of the Companies Act. The necessary quorum requirements for the separate general meeting shall be two or more persons holding or representing by proxy more than fifty percent (50%) of the aggregate voting power of the Series E Preference Shares. The rights attaching to or the terms of issue of such shares or class of shares, as the case may be, shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be altered by the creation or issue of Parity Shares.
(d)    CHANGES FOR CLARIFICATION. Without the consent of the holders of the Series E Preference Shares, so long as such action does not affect the special rights, preferences, privileges and voting powers, and limitations and restrictions, of the Series E Preference Shares taken as a whole, the Company may amend, alter, supplement or repeal any terms of the Series E Preference Shares:
(i)    to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or
(ii)    to make any provision with respect to matters or questions arising with respect to the Series E Preference Shares that is not inconsistent with the provisions of this Certificate of Designations.
(e)    CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series E Preference Shares shall be required pursuant to Section 9(b), (c) or (d) above if at or prior to the time when the act with respect to which such vote or consent would otherwise be required pursuant to such Section shall be effected, all outstanding Series E Preference Shares shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for such redemption, in each case pursuant to Section 7 herein.
(f)    PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series E Preference Shares (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Bye-Laws, applicable law and any national securities exchange or other trading facility on which the Series E Preference Shares is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the Series E Preference Shares and any Voting Preference Shares has been cast or given on any matter on which the holders of Series E Preference Shares are entitled to vote shall be determined by the Company by reference to the aggregate voting power, as determined by the Bye-Laws of the Company, of the shares voted or covered by the consent.

SECTION 10. RANKING. The Series E Preference Shares shall, with respect to the payment of dividends and distributions of assets upon liquidation, dissolution and winding-up, rank senior to Junior Shares, junior to any Senior Shares and pari passu with any Parity Shares of the Company, including those that the Company may issue from time to time in the future.
SECTION 11. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Series E Preference Shares may deem and treat the record holder of any Series E Preference Share as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.
SECTION 12. NOTICES. All notices or communications in respect of Series E Preference Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, Bye-Laws or by applicable law. Notwithstanding the foregoing, if Series E Preference Shares or depositary shares representing an interest in Series E Preference Shares are issued in book-entry form through DTC, such notices may be given to the holders of the Series E Preference Shares in any manner permitted by DTC.
SECTION 13. NO PREEMPTIVE RIGHTS. No Series E Preference Share shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.
SECTION 14. OTHER RIGHTS. The Series E Preference Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Bye-Laws or as provided by applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, ENSTAR GROUP LIMITED has caused this certificate to be signed by Guy Bowker, its Chief Financial Officer, as of this 21st day of November, 2018.

ENSTAR GROUP LIMITED

By: /s/ Guy Bowker
Name: Guy Bowker
Title: Chief Financial Officer

[Signature Page to Certificate of Designations]

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